SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 30, 2006

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on August 30, 2006.

The Hague • 30 August 2006

ING Real Estate Canada Trust to make public offer for Summit
REIT in Canada

Highlights

  Summit is Canada's largest industrial property owner with over 300 properties
  Offer of CAD 30 per unit reflects an 18% premium to the closing price of 30 August 2006 and values Summit at CAD 2.2 billion (EUR 1.5 billion)
  Total transaction value is CAD 3.4 billion (EUR 2.4 billion) including assumed debt
  Summit Board unanimously recommends offer to unit holders
  Summit to be delisted upon closing

Transaction overview
ING Real Estate Canada Trust, a subsidiary of ING Real Estate, announced today a public offer for all issued and outstanding units of Summit Real Estate Investment Trust, Canada’s largest owner of industrial investment property and the fourth largest REIT listed on the Toronto Stock Exchange.

The offer, at CAD 30 per unit, reflects a premium of 18% to the 30 August closing price and values the company at CAD 2.2 billion (EUR 1.5 billion). Including the assumption of existing Summit debt, the total value of the transaction equals CAD 3.4 billion (EUR 2.4 billion). Summit’s Board of Trustees has unanimously approved the public offer and has recommended holders to tender their units.

The offer is being made by ING Real Estate Canada Trust, a newly formed subsidiary of ING Real Estate. On completion of the transaction, ING Industrial Fund (an Australian listed property trust managed by ING Real Estate) will take a 50% equity interest in the Canadian fund valued at CAD 818 million. ING Real Estate intends to progressively sell its remaining 50% equity interest, valued at CAD 818 million (EUR 575 million), to third-party institutional clients over the following twelve months. The remaining sums to complete the offer have been raised through non-recourse financing.

The Offer will be subject to customary conditions including acceptance of the offer by unit holders owning not less than 66 2/3% of the units on a fully-diluted basis, required regulatory approvals, the absence of a material adverse change with respect to Summit REIT and certain other conditions.

Rationale
For ING Industrial Fund, the acquisition will further its strategy to invest in international industrial property markets for third-party investors. The fund is Australia’s largest listed industrial property fund with assets of more than AUD 2.8 billion. The Canadian industrial property market represents a significant growth opportunity for the fund given low levels of vacancy and strong tenant demand, setting the conditions for future rental and capital growth.

The acquisition also provides ING Real Estate with a large real estate investment management platform in Canada with a first-class portfolio and management team with a strong track record.

Impact on ING Group
The transaction will have a positive impact on the Tier-1 ratio of ING Bank N.V. of 9 basis points. However, this will be reduced to zero as ING Real Estate sells its 50% interest to third-party institutional clients over the coming twelve months. The transaction will have no impact on the debt/equity ratio of ING Group.

Summit REIT
Summit is Canada’s largest owner of industrial investment property and the fourth largest REIT listed on the Toronto Stock Exchange. Summit has a portfolio of 33 million square feet (3.1 million sq.m.) and over 300 properties. The trust has over 180 staff with the group’s vertically integrated management platform encompassing property and asset management, leasing and property development.

The portfolio has exposure to a broad spectrum of industrial property with the largest segment of the portfolio being light industrial properties. Industrial property represents 85% of the portfolio by value of Summit. The assets are located across eight major industrial markets in Canada, with the portfolio having significant exposure to the strongly performing provinces of Western Canada. These regions have benefited substantially from improved commodity prices, which has driven demand for industrial space throughout the region.

Summit’s significant market presence is reflected in its position as the largest industrial landlord in Calgary, Edmonton and Halifax as well as being the second largest industrial landlord in the greater Toronto area. The portfolio has an occupancy level of 96% with a weighted average lease term to expiry of 4.5 years.

Press enquiries: Wieger Sietsma, ING Real Estate, +31 70 341 8474, wieger.sietsma@ingrealestate.com

About ING Real Estate
ING Real Estate is an international real estate company active in investment management, development and finance. With a total business portfolio of EUR 75 billion and offices in 17 countries in Europe, America, Asia and Australia, ING Real Estate ranks among the world’s strongest real estate companies. ING Real Estate is part of ING Group, a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.

About ING Industrial Fund
The ING Industrial Fund (IIF) is a publicly listed property trust in Australia and is included in the S&P/ASX 100 index. IIF invests in prime industrial properties and business parks in key global markets and its operations include property investment, property development and property services. The fund presently owns a highly diversified industrial property portfolio located throughout Australia and Western Europe, and is the largest industrial property trust listed in Australia with total assets in excess of AUD2.8 billion (EUR1.7bn).

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: August 30, 2006